SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              dated April 4, 2000

                                 BP AMOCO P.L.C.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F   X        Form 40-F
                                   ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No    X
                                  -------        -------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE
PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made part of this Report pursuant to the General Instructions for Form 6-K.









Exhibits

99.1 Notice of Extension Election pursuant to the Agreement and Plan of Merger dated as of March 31, 1999, as amended as of July 12, 1999 and March 27, 2000 among BP Amoco plc, an English public limited company, the Atlantic Richfield Company, a Delaware corporation, and Prairie Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of BP Amoco plc.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BP AMOCO  P.L.C.
                                            (Registrant)







Dated:  March 29, 2000                      By: /s/ Paula J. Clayton
                                               ---------------------------------
                                                  PAULA J. CLAYTON
                                                  Deputy Secretary










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